

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3561

December 1, 2017

Lonnie J. Stout II
Chief Executive Officer
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, TN 37202

> **Re: J. Alexander's Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 17, 2017**
> **File No. 001-37473**

Dear Mr. Stout:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Proposal 3: Reclassification Charter Amendment

General, page 142

1. Because you are seeking shareholder approval to increase the number of authorized shares of capital stock to a number significantly higher than the number of shares required to complete the merger transaction, please revise this proposal into two separate proposals, separating the proposal to increase the number of authorized shares of capital stock and the proposal to authorize a new class of Class B common stock, or advise. Please also make corresponding revisions to the proxy card. Please refer to Exchange Act Rule 14a-4(a)(3).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Mitch Walker, Esq.
        Bass Berry & Sims PLC